UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LINCOLN NATIONAL CORPORATION EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

REQUIRED INFORMATION

Financial statements and schedules for the Lincoln National Corporation Employees’ Savings And Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements and Schedule

As of and for the years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

Lincoln National Corporation
Employees' Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held At End of Year)	8

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
May 26, 2005

Lincoln National Corporation
Employees' Savings and Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2004	2003
Assets

Investments
Common stock account	$140,889,987	$133,148,297
Pooled separate accounts	242,834,251	218,800,055
Investment contract	56,154,139	53,209,090
Participant loans	8,101,883	8,487,832
Total investments	447,980,260	413,645,274
Accrued interest receivable	192,133	3,183
Contributions receivable from participating employers	16,859,561	16,030,803
Due from broker	-	50,608
Total assets	465,031,954	429,729,868

Liabilities
Due to broker	6,676	-
Total liabilities	6,676	-
Net assets available for plan benefits	$465,025,278	$429,729,868

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2004	2003
Additions
Investment income:
Cash dividends--Lincoln National Corporation	$4,260,851	$4,550,704
Interest--The Lincoln National Life Insurance Company	2,399,534	2,121,466
Interest on participant loans	485,418	631,550
Total investment income	7,145,803	7,303,720

Contributions:
Participants	25,417,798	27,686,335
Participating employers	24,728,008	24,915,968
Total contributions	50,145,806	52,602,303

Total additions	57,291,609	59,906,023

Deductions
Distributions to participants	(60,318,646)	(45,610,291)
Transfers to affiliated plans	(3,588,680)	(284,235)
Administrative expenses	(230,468)	(212,925)
Total deductions	(64,137,794)	(46,107,451)

Net realized and unrealized appreciation
in fair value of investments	42,141,595	72,060,217

Net increase in net assets available for plan benefits	35,295,410	85,858,789
Net assets available for plan benefits at beginning of the year	429,729,868	343,871,079
Net assets available for plan benefits at end of the year	$465,025,278	$429,729,868

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Investments Valuation and Income Recognition

The investment in Lincoln National Corporation ("LNC") common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Account is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Lincoln National Corporation Employees’ Savings and Profit Sharing Plan (“Plan”) is a contributory, defined contribution plan which covers substantially all employees of LNC and certain of its subsidiaries (“Employer”) who meet certain eligibility requirements as defined by the Plan. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 25% of eligible earnings (not more than 9% for highly compensated employees for 2004), up to a maximum annual amount as determined under applicable law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In addition to each participants' pre-tax contributions, Employer matching contributions to the Plan are provided in the form of a basic match of $0.50 for each dollar a participant contributes, not to exceed 6% of eligible earnings, and an annual discretionary match of up to $1.00 for each dollar contributed by an eligible participant, not to exceed 6% of eligible earnings. Only participants employed on the last day of the plan year are eligible to receive the discretionary match. Participants who retired, died, or were disabled during the plan year are also eligible. The amount of the discretionary match varies according to whether LNC has met certain performance-based criteria, as determined by the Compensation Committee of LNC's Board of Directors.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants’ pre-tax and other contributions are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

As a result of changes in participants’ employment status, $3,588,680 and $284,235 were transferred to affiliated Lincoln Life plans during 2004 and 2003, respectively.

Participants direct the Plan to invest their contributions and the basic Employer matching contributions in any combination of the investment options offered under the Plan. Discretionary Employer contributions are initially invested in the LNC Common Stock Account, however, participants can immediately direct the investment of the discretionary Employer matching contributions to other investment options.

The Employer has the right to discontinue contributions at any time and terminate the Plan in accordance with ERISA. In the event of termination of the Plan, all amounts allocated to participants’ accounts shall become fully vested.

Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC Common Stock Account or having the dividends reinvested in the LNC Common Stock Account.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement or death, a participant or beneficiary, in case of the participant’s death, may elect to receive either a lump sum amount equal to the entire value of the participant’s account, or an installment option if certain criteria are met. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. For 2004, vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless a timely election of rollover to an IRA or another qualified plan has been made.

Each participant's account is credited with the participant's contributions, Employer contributions, and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future Employer contributions. Forfeitures of $785,638 and $0 were used to offset contributions in 2004 and 2003, respectively. Unallocated forfeitures were $275,221 and $678,687 at December 31, 2004 and 2003, respectively.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2004			December 31, 2003
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par value	Value
Common stock---Lincoln
National Corporation	2,955,554	$137,965,261		3,232,092	$130,479,554
Pooled separate accounts--Lincoln Life:
Core Equity Account	1,978,824.082	27,932,289		2,124,994.432	26,938,342
Medium Capitalization Equity Account	1,939,138.175	24,332,305		2,053,301.319	22,439,503
Short-Term Account	4,811,850.056	17,695,097	*	6,602,870.440	24,085,951
Large Capitalization Equity Account	2,586,927.076	21,565,141	*	2,772,996.744	22,580,235

Investment contracts--Lincoln Life	$56,154,139	56,154,139		$53,209,090	53,209,090

* Individual investment does not represent 5% or more of the Plan's assets but is presented for comparative purposes.

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 4.0% in both 2004 and 2003. The credited interest rates for new contributions, which approximate the current market rate, were 4.0% and 5.0% at December 31, 2004 and 2003, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rate for the remaining contract value balance was 4.0% at both December 31, 2004 and 2003 and were determined based upon the performance of Lincoln Life's general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 3.5%. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 2004 and 2003 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	2004	2003
Fair value as determined by quoted market price:
Common stock	$19,144,475	$30,656,569
Pooled separate accounts	22,997,120	41,403,648
Total	$42,141,595	$72,060,217

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. As with all qualified plans, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Tax Implications to Participants

There are no federal income tax consequences to participants arising from their pre-tax contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

6. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $230,468 and $212,925 in 2004 and 2003, respectively.

7. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $137,965,261, $242,834,251 and $56,154,139 respectively, at December 31, 2004 (29.67%, 52.22% and 12.08% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investments management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Plan Number: 009
EIN: 35-0472300

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
December 31, 2004

(b)	(c)		(d)	(e)
	Description of Investment
	Including Maturity
Identity of Issuer, Borrower,	Date, Rate of Interest,			Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value

*Common stock:
Lincoln National Corporation
Common Stock	2,955,554.000	units	**	$137,965,261
Wells Fargo Bank Short-Term
Investment Account	2,924,726.000	units	**	2,924,726
				140,889,987
*Pooled separate accounts--The Lincoln
National Life Insurance Company:
Core Equity Account	1,978,824.082	participation units	**	27,932,289
Medium Capitalization Equity Account	1,939,138.175	participation units	**	24,332,305
Short Term Account	4,811,850.056	participation units	**	17,695,097
Government/ Corporate Bond Account	1,950,663.503	participation units	**	17,019,539
Large Capitalization Equity Account	2,586,927.076	participation units	**	21,565,141
Balanced Account	1,302,463.855	participation units	**	9,968,669
High Yield Bond Account	2,454,799.849	participation units	**	9,276,198
Small Capitalization Equity Account	2,649,956.612	participation units	**	20,942,872
Value Equity Account	4,421,283.619	participation units	**	10,797,660
International Equity Account	2,139,004.346	participation units	**	18,611,477
Conservative Balanced Account	1,038,978.352	participation units	**	2,197,335
Aggressive Balanced Account	1,651,180.535	participation units	**	3,918,912
Delaware Value Account	2,303,107.346	participation units	**	3,900,312
Scudder VIT Equity 500 Index Account	15,345,511.309	participation units	**	15,423,773
Fidelity VIP Contra Account	6,170,187.953	participation units	**	7,712,118
Neuberger-Berman AMT Regency Account	3,770,131.699	participation units	**	5,378,847
Social Awareness Account	1,744,924.931	participation units	**	1,854,682
American Accounts New Perspective Account	5,260,342.046	participation units	**	5,029,939
Neuberger Berman Mid-Cap Growth Account	5,400,432.280	participation units	**	5,777,383
Scudder VIT Small Cap Index Account	5,600,871.086	participation units	**	8,719,436
Janus Aspen Series Growth Account	238,991.903	participation units	**	2,256,681
Fidelity VIP Overseas Account	206,462.038	participation units	**	2,523,586
				242,834,251
*Investment contracts--The Lincoln
National Life Insurance Company
(Guaranteed Account)		3.5% interest rate	**	56,154,139

Participant loans	Various loans at interest rates
	varying from 5.0% to 11%		-	8,101,883
				$447,980,260
* Indicates party-in-interest to the plan.
** Indicates a participant-directed account. The cost disclosure is not applicable.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Lincoln National Corporation Employees’ Savings And Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Corporation Employees’ Savings And Profit-Sharing Plan
Date: June 13, 2005	By: /S/ Stephen J. Dover
Stephen J. Dover
Plan Administrator

Index to Exhibits
Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith